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SECURI[...] 10028202 [...]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OptionsHouse, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 East Wacker Drive, Suite 700
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 18

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OptionsHouse, LLC, (the company) as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Changes in Subordinated Borrowings.
- ☐ (f) Statement of Changes in Members' Capital.
- ☐ (g) Statement of Cash Flows.
- ☐ (h) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Member
OptionsHouse, LLC

We have audited the accompanying statement of financial condition of OptionsHouse, LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OptionsHouse, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2010

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 78,135
Receivables from clearing brokers	7,880,238
Other brokerage-related receivables	937,595
Securities owned	213,170
Hardware, software, and equipment, net of accumulated depreciation of $557,628	559,809
Other assets	155,861
Total assets	$ 9,824,808
Liabilities and member's equity	
Liabilities:	
Accrued compensation	$ 1,510,204
Securities sold, not yet purchased	26,947
Payable to affiliates	487,933
Indemnification payable	258,105
Accounts payable, accrued expenses, and other liabilities	801,727
Total liabilities	3,084,916
Member's equity	6,739,892
Total liabilities and member's equity	$ 9,824,808

See accompanying notes.

OptionsHouse, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Nature of Business

OptionsHouse, LLC (the Company), is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company provides online retail brokerage services. The Company commenced operations as a broker-dealer on November 1, 2005.

The Company clears retail and institutional customers' securities transactions on a fully disclosed basis through Penson Financial Services, Inc. (Penson) and portfolio margining customers' securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing L.P. (GSEC).

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification™ (ASC) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S. GAAP. The ASC supersedes existing non-grandfathered, non-SEC accounting and reporting standards. All future accounting standards will be issued in the form of an Accounting Standards Update (ASU). The ASC did not change U.S. GAAP, but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for annual periods ending after September 15, 2009, and, other than revisions to the Company's references to applicable accounting guidance, the adoption had no impact on the Company's financial position.

2. Significant Accounting Policies (continued)

Receivables from Clearing Brokers

Receivables from clearing brokers relate to receivables from revenues earned, net of expenses incurred, from customer transactions introduced to its clearing brokers. In addition, receivables from clearing brokers include proprietary trades pending settlement, cash, and margin balances and are netted by broker in receivable from and payable to clearing brokers in the statement of financial condition. Any margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to customer margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values, or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

2. Significant Accounting Policies (continued)

Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consist of hardware, software, and equipment and are recorded at cost less accumulated depreciation and amortization. Hardware, software, and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets.

Indemnification Payable

Indemnification payable represents unsecured debit balances to be arbitrated and related legal expenses resulting from activity of customers introduced to Penson. These amounts are subject to the Company's indemnification of Penson and are probable of payment.

Subsequent Events

In accordance with provisions set forth in ASC 855, *Subsequent Events* (formerly SFAS No. 165), management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 26, 2010, the date the statement of financial condition was available to be issued. Management has determined that there are no material events or transactions that would affect the Company's statement of financial condition or require disclosure in the Company's statement of financial condition through this date.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

Effective January 1, 2009, the Company adopted ASC 740, *Income Taxes* (formerly FIN 48). In accordance with the provisions set forth in ASC 740, management has reviewed the Company's tax positions for all open tax years, which includes 2004 to 2009, and concluded that adoption of ASC 740 had no effect on the Company's financial condition. As of December 31, 2009, management has concluded that a provision for income taxes is not required.

2. Significant Accounting Policies (continued)

Upcoming Accounting Pronouncement

On January 21, 2010, the FASB issued ASU to ASC 820, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions; ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer; and iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for interim and annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. At this time the Company is evaluating the implications of the amendment to ASC 820 and the impact to the statement of financial condition.

3. Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157), defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

3. Financial Instruments (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

At December 31, 2009, all of the Company's financial instruments are in Level 1 of the fair value hierarchy, are exchange-traded securities, and have readily available market values as follows:

Securities owned and securities sold, not yet purchased:

Securities owned – equity options	$ 213,170
Securities sold, not yet purchased – equity options	$ 26,947

4. Fixed Assets, Net of Accumulated Depreciation and Amortization

Hardware, software, and equipment at December 31, 2009, consisted of the following:

Computer equipment and hardware	$ 960,555
Software	152,117
Equipment	4,765
Less accumulated depreciation and amortization	557,628
	$ 559,809

5. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

6. Related-Party Transactions

The Company has a service agreement with the Parent that details how direct and indirect costs are allocated. The Company incurs all direct costs paid by the Parent on its behalf. At December 31, 2009, $487,933 was due to the Parent under the service agreement, which is included in payable to affiliates in the statement of financial condition.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

7. Derivative Financial Instruments (continued)

The Company adopted ASC 815, *Derivatives and Hedging* (formerly SFAS No. 161), which requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position. The Company records its trading-related derivative activities on a fair-value basis.

The following table presents additional information about the effect of derivatives held by the Company, including the volume of the Company's derivative activities based on average number of contacts, categorized by primary risk exposure as of December 31, 2009:

	Securities Owned		Securities Sold, Not Yet Purchased	
Primary Risk Exposure	**Fair Value**	**Average Number of Contracts**	**Fair Value**	**Average Number of Contracts**
Equity contracts	$ 213,170	$ 4,316	$ 26,947	686
	$ 213,170	$ 4,316	$ 26,947	686

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

7. Derivative Financial Instruments (continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through GSEC or Penson. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

8. Guarantees

The Company applies the provisions of ASC 460, *Guarantees* (formerly FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2009, the total amount of customer debit balances and related legal expenses maintained by its clearing brokers and subject to such indemnification was estimated to be $258,105, and is included in indemnification payable in the statement of financial condition.

Under the terms of the Company's clearing agreements with its clearing brokers, the Company introduces its customers' accounts to the clearing brokers that will clear and maintain all of the Company's customers' account activities. In accordance with applicable margin lending practices and in conjunction with the clearing brokers' guidelines, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk under its indemnification of its clearing brokers when customers introduced to the clearing

8. Guarantees (continued)

brokers execute transactions, such as short sales of options and equities that can expose them to risk beyond their invested capital. However, compliance with the various guidelines is monitored daily, and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

The margin and leverage requirements that the clearing brokers impose on customer accounts introduced by the Company meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable, as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company is exposed to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur and create an unsecured debit to be indemnified.

The Company maintains its cash balances at one financial institution. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per institution. There were no uninsured balances at December 31, 2009. Non-interest-bearing accounts are fully insured by the Federal Deposit Insurance Corporation as of year-end. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2009, are included in securities sold, not yet purchased in the statement of financial condition.

9. Commitments and Contingencies

Commitments

The Company leases office space under an operating lease that expires on March 31, 2010. The Company entered into a new operating lease for the period from April 1, 2010 to September 30, 2010. The leases contain escalation clauses providing for increased rentals based upon the terms outlined in the lease agreements. At December 31, 2009, the minimum annual rental commitments under the leases are as follows:

Year ending December 31:	
2010	$ 561,000
	$ 561,000

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934 administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000, as these terms are defined. At December 31, 2009, the Company had net capital of $4,781,639, which was $4,531,639 in excess of its required net capital of $250,000. At December 31, 2009, its percentage of aggregate indebtedness to net capital was 32.37%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

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STATEMENT OF FINANCIAL CONDITION

OptionsHouse, LLC
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG